Asante Capital Group Advisors LLC

Notes to Financial Statements
(amounts expressed in U.S. dollars)

Note 5.   Income Taxes (Continued)

The components of the income tax provision for the year ended March 31, 2016 are as follows:

	2016
Current:	
Federal	$25,885
New York State	1,542
New York City	639
	28,066
Deferred:	
Federal	2,460
Total	$30,526

The provision for income taxes for the year ended March 31, 2016 differs from the amount obtained by applying the U.S. federal income tax rate to pretax income due to the following:

	2016
Increase (decrease) in taxes resulting from:	
Expenses recorded on books this year not deducted For travel and entertainment	$2,933

Deferred taxes consists of the following components as of March 31, 2016 and is included under accrued expenses and other liabilities on the statement of financial condition:

Liability	
Depreciation	$2,460

Note 6.   Commitments

Leases: On November 2015, the Company executed an operating lease for office space in New York, New York on a month-to-month basis and until either party notifies the other party of its intent to terminate the agreement. Such notification must be in writing and must be delivered at least sixty (60) days before the date that the terminating party wishes to end the agreement. For the year ended March 31, 2016, the total rent expense was approximately $76,600, which is included under occupancy on the statement of operations.

8